UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-17f-2

Certificate of Accounting of Securities and Similar

Investments in the Custody of

Management Investment Companies

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]

1. Investment Company Act File Number:			Date Examination completed:
811-21864			March 31, 2026
2. State Identification Number:
AL	AK	AZ	AR	CA	CO
CT	DE	DC	FL	GA	HI
ID	IL	IN	IA	KS	KY
LA	ME	MD	MA	MI	MN
MS	MO	MT	NE	NV	NH
NJ	NM	NY	NC	ND	OH
OK	OR	PA	RI	SC	SD
TN	TX	UT	VT	VA	WA
WV	WI	WY	PUERTO RICO
Other (specify):

3. Exact name of investment company as specified in registration statement: WisdomTree Trust
4. Address of principal executive office: (number, street, city, state, zip code)
250 West 34th Street, 3rd Floor New York, NY 10019

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940

July 31, 2026

We, as members of management of the funds indicated in Appendix A (the “Funds”), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, “Custody of Investments by Registered Management Investment Companies,” of the Investment Company Act of 1940 (“the Act”). We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds’ compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of March 31, 2026, and for the periods applicable to each Fund as detailed in Appendix A.

Based on this evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2026, and for the periods applicable to each Fund as detailed in Appendix A, with respect to securities reflected in the investment account of the Funds.

Very truly yours,

/s/ David Castano
David Castano, Treasurer

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

Appendix A

SL No	Fund Registrant	Fund Name	Year- End	Period covered
1	WisdomTree Trust	WisdomTree U.S. High Dividend Fund	3/31
2	WisdomTree Trust	WisdomTree U.S. LargeCap Fund	3/31
3	WisdomTree Trust	WisdomTree U.S. LargeCap Dividend Fund	3/31
4	WisdomTree Trust	WisdomTree U.S. MidCap Fund	3/31
5	WisdomTree Trust	WisdomTree U.S. MidCap Dividend Fund	3/31
6	WisdomTree Trust	WisdomTree U.S. MidCap Quality Growth Fund	3/31
7	WisdomTree Trust	WisdomTree U.S. Multifactor Fund	3/31
8	WisdomTree Trust	WisdomTree U.S. Quality Dividend Growth Fund	3/31
9	WisdomTree Trust	WisdomTree U.S. Quality Growth Fund	3/31
10	WisdomTree Trust	WisdomTree U.S. SmallCap Fund	3/31
11	WisdomTree Trust	WisdomTree U.S. SmallCap Dividend Fund	3/31
12	WisdomTree Trust	Wisdom Tree U.S. SmallCap Quality Dividend Growth Fund	3/31
13	WisdomTree Trust	WisdomTree U.S. SmallCap Quality Growth Fund	3/31
14	WisdomTree Trust	WisdomTree U.S. Total Dividend Fund	3/31
15	WisdomTree Trust	WisdomTree U.S. Value Fund	3/31
16	WisdomTree Trust	WisdomTree Asia Defense Fund	3/31
17	WisdomTree Trust	Wisdom Tree China ex-State-Owned Enterprises Fund	3/31
18	WisdomTree Trust	WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	3/31
19	WisdomTree Trust	WisdomTree Emerging Markets High Dividend Fund	3/31	for the period from January 1, 2026
20	WisdomTree Trust	WisdomTree Emerging Markets Multifactor Fund	3/31	(immediate day after the last
21	WisdomTree Trust	WisdomTree Emerging Markets Quality Dividend Growth Fund	3/31	examination date) through March
22	WisdomTree Trust	WisdomTree Emerging Markets SmallCap Dividend Fund	3/31	31, 2026
23	WisdomTree Trust	WisdomTree GeoAlpha Opportunities Fund	3/31
24	WisdomTree Trust	WisdomTree Global Defense Fund	3/31
25	WisdomTree Trust	WisdomTree Global ex-U.S. Quality Growth Fund	3/31
26	WisdomTree Trust	WisdomTree Global High Dividend Fund	3/31
27	WisdomTree Trust	WisdomTree India Earnings Fund	3/31
28	WisdomTree Trust	WisdomTree New Economy Real Estate Fund	3/31
29	WisdomTree Trust	Wisdom Tree Europe Defense Fund	3/31
30	WisdomTree Trust	WisdomTree Europe Quality Dividend Growth Fund	3/31
31	WisdomTree Trust	WisdomTree Europe SmallCap Dividend Fund	3/31
32	WisdomTree Trust	WisdomTree International Equity Fund	3/31
33	WisdomTree Trust	WisdomTree International High Dividend Fund	3/31
34	WisdomTree Trust	WisdomTree True Developed International Fund	3/31
35	WisdomTree Trust	WisdomTree International MidCap Dividend Fund	3/31
36	WisdomTree Trust	WisdomTree International Multifactor Fund	3/31
37	WisdomTree Trust	WisdomTree International Quality Dividend Growth Fund	3/31
38	WisdomTree Trust	WisdomTree International SmallCap Dividend Fund	3/31
39	WisdomTree Trust	WisdomTree Japan SmallCap Dividend Fund	3/31	for the period from January 1, 2026
40	WisdomTree Trust	WisdomTree India Hedged Equity Fund	3/31	(immediate day after the last
41	WisdomTree Trust	WisdomTree Europe Hedged Equity Fund	3/31	examination date) through March
42	WisdomTree Trust	WisdomTree European Opportunities Fund	3/31	31, 2026
43	WisdomTree Trust	WisdomTree International Hedged Quality Dividend Growth Fund	3/31
44	WisdomTree Trust	WisdomTree Japan Hedged Equity Fund	3/31
45	WisdomTree Trust	WisdomTree Japan Opportunities Fund	3/31
46	WisdomTree Trust	WisdomTree Artificial Intelligence and Innovation Fund	6/30
47	WisdomTree Trust	Wisdom Tree BioRevolution Fund	6/30	for the period from November 1,
48	WisdomTree Trust	Wisdom Tree Cloud Computing Fund	6/30	2025 (immediate day after the last
49	WisdomTree Trust	WisdomTree Cybersecurity Fund	6/30	examination date) through March
50	WisdomTree Trust	WisdomTree Dynamic International Equity Fund	6/30	31, 2026
51	WisdomTree Trust	WisdomTree Dynamic International SmallCap Equity Fund	6/30

WisdomTree Asset Management, Inc. 250 West 34th Street, 3rd Floor New York, NY 10119

52	WisdomTree Trust	WisdomTree U.S. Adaptive Moving Average Fund	6/30	for the period from March 12, 2026 (commencement of operations) through March 31, 2026
53	WisdomTree Trust	WisdomTree Efficient U.S. Plus International Equity Fund	6/30	for the period from March 19, 2026 (commencement of operations) through March 31, 2026
54	WisdomTree Trust	WisdomTree International Adaptive Moving Average Fund	6/30	for the period from March 12, 2026 (inception date) through March 31, 2026
55	WisdomTree Trust	WisdomTree Efficient Long/Short US Equity Fund	6/30	for the period from January 22, 2026 (commencement of operations) through March 31, 2026
56	WisdomTree Trust	WisdomTree Emerging Markets Efficient Core Fund	6/30
57	WisdomTree Trust	WisdomTree True Emerging Markets Fund	6/30
58	WisdomTree Trust	WisdomTree International Efficient Core Fund	6/30
59	WisdomTree Trust	WisdomTree U.S. Efficient Core Fund	6/30
60	WisdomTree Trust	WisdomTree Quantum Computing Fund	6/30
61	WisdomTree Trust	WisdomTree Bloomberg U.S. Dollar Bullish Fund	8/31	for the period from November 1,
62	WisdomTree Trust	WisdomTree Emerging Currency Strategy Fund	8/31	2025 (immediate day after the last
63	WisdomTree Trust	WisdomTree 1-3 Year Laddered Treasury Fund	8/31	examination date) through March
64	WisdomTree Trust	WisdomTree 7-10 Year Laddered Treasury Fund	8/31	31, 2026
65	WisdomTree Trust	WisdomTree Bianco Total Return Fund	8/31
66	WisdomTree Trust	WisdomTree Core Laddered Municipal Fund	8/31
67	WisdomTree Trust	WisdomTree Emerging Markets Local Debt Fund	8/31
68	WisdomTree Trust	WisdomTree Floating Rate Treasury Fund	8/31
69	WisdomTree Trust	WisdomTree High Income Laddered Municipal Fund	8/31
70	WisdomTree Trust	WisdomTree Inflation Plus Fund	8/31
71	WisdomTree Trust	WisdomTree Interest Rate Hedged U.S. Aggregate Bond Fund	8/31
72	WisdomTree Trust	WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	8/31
73	WisdomTree Trust	WisdomTree Efficient Gold Plus Equity Strategy Fund	8/31	for the period from November 1,
74	WisdomTree Trust	WisdomTree Efficient Gold Plus Gold Miners Strategy Fund	8/31	2025 (immediate day after the last
75	WisdomTree Trust	WisdomTree Enhanced Commodity Strategy Fund	8/31	examination date) through March
76	WisdomTree Trust	WisdomTree Equity Premium Income Fund	8/31	31, 2026
77	WisdomTree Trust	WisdomTree Managed Futures Strategy Fund	8/31
78	WisdomTree Trust	WisdomTree Private Credit and Alternative Income Fund	8/31
79	WisdomTree Trust	WisdomTree Target Range Fund	8/31
80	WisdomTree Trust	WisdomTree Efficient TIPS Plus Gold Fund	8/31	for the period from January 22, 2026 (commencement of operations) through March 31, 2026

Ernst & Young LLP One Manhattan West New York, NY 10001	Tel: +1 212 773 3000 ey.com

Independent Accountant's Report

The Board of Trustees of WisdomTree Trust

We have examined management's assertion, included in the accompanying Report of Management on Compliance with Certain Provisions of the Investment Company Act of 1940, that WisdomTree Trust, comprising the Funds listed in Appendix A (the Company), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of March 31, 2026. Management is responsible for its assertion about compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on management's assertion about the Company's compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with the attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether management's assertion is fairly stated, in all material respects. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

We are required to be independent of WisdomTree Trust and to meet our other ethical responsibilities, as applicable for examination engagements set forth in the Preface: Applicable to All Members and Part 1: Members in Public Practice of the Code of Professional Conduct established by the AICPA.

Included among our procedures were the following tests performed as of March 31, 2026 (the examination date we selected without prior notice to management) and with respect to agreement of security purchases and sales or maturities, for the period indicated in Appendix A:

•	Confirmation of all securities held by institutions in book entry form (e.g., the Federal Reserve Bank of Kansas City, the Depository Trust Company and various sub-custodians);

•	Reconciliation of all such securities to the books and records of the Company and The Bank of New York (the Custodian);

•	Agreement of 1 security purchase and 1 security sale or maturity, for each fund in the Company, since the last report from the books and records of the Company to corresponding bank statements.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that WisdomTree Trust complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Act as of March 31, 2026, with respect to securities reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of WisdomTree Trust and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

/s/ Ernst & Young LLP

New York, New York

July 31, 2026

Appendix A

Fund Name	Year- End	Examination Period
WisdomTree U.S. High Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. LargeCap Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. LargeCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. MidCap Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. MidCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. MidCap Quality Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. Multifactor Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. Quality Dividend Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. Quality Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. SmallCap Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. SmallCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. SmallCap Quality Dividend Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. SmallCap Quality Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. Total Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree U.S. Value Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Asia Defense Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree China ex-State-Owned Enterprises Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Emerging Markets ex-State-Owned Enterprises Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Emerging Markets High Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Emerging Markets Multifactor Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Emerging Markets Quality Dividend Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Emerging Markets SmallCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree GeoAlpha Opportunities Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Global Defense Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Global ex-U.S. Quality Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Global High Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree India Earnings Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree New Economy Real Estate Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Europe Defense Fund	3/31	January 1, 2026 – March 31, 2026

WisdomTree Europe Quality Dividend Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Europe SmallCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International Equity Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International High Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree True Developed International Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International MidCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International Multifactor Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International Quality Dividend Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International SmallCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Japan SmallCap Dividend Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree India Hedged Equity Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Europe Hedged Equity Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree European Opportunities Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree International Hedged Quality Dividend Growth Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Japan Hedged Equity Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Japan Opportunities Fund	3/31	January 1, 2026 – March 31, 2026
WisdomTree Artificial Intelligence and Innovation Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree BioRevolution Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Cloud Computing Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Cybersecurity Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Dynamic International Equity Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Dynamic International SmallCap Equity Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree U.S. Adaptive Moving Average Fund	6/30	March 12, 2026* – March 31, 2026
WisdomTree Efficient U.S. Plus International Equity Fund	6/30	March 19, 2026* – March 31, 2026
WisdomTree International Adaptive Moving Average Fund	6/30	March 12, 2026* – March 31, 2026
WisdomTree Efficient Long/Short US Equity Fund	6/30	January 22, 2026* – March 31, 2026
WisdomTree Emerging Markets Efficient Core Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree True Emerging Markets Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree International Efficient Core Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree U.S. Efficient Core Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Quantum Computing Fund	6/30	November 1, 2025 – March 31, 2026
WisdomTree Bloomberg U.S. Dollar Bullish Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Emerging Currency Strategy Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree 1-3 Year Laddered Treasury Fund	8/31	November 1, 2025 – March 31, 2026

WisdomTree 7-10 Year Laddered Treasury Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Bianco Total Return Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Core Laddered Municipal Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Emerging Markets Local Debt Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Floating Rate Treasury Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree High Income Laddered Municipal Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Inflation Plus Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Interest Rate Hedged U.S. Aggregate Bond Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Yield Enhanced U.S. Aggregate Bond Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Efficient Gold Plus Equity Strategy Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Efficient Gold Plus Gold Miners Strategy Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Enhanced Commodity Strategy Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Equity Premium Income Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Managed Futures Strategy Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Private Credit and Alternative Income Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Target Range Fund	8/31	November 1, 2025 – March 31, 2026
WisdomTree Efficient TIPS Plus Gold Fund	8/31	January 22, 2026* – March 31, 2026

*Note: The date of commencement of operation